





SEC   13010111   ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM SERVICES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	NEW YORK	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rancich   212-407-4604

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Rancich_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__GAM Services Inc_____ , as

of __December 31_____ , 20 _12___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

__Treasurer, Chief Operating Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GAM SERVICES INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm and
Supplemental Report on Internal Control Thereon)

GAM SERVICES INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
GAM Services Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of GAM Services, Inc. and Subsidiary as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly in all material respects, the financial position of GAM Services, Inc. and Subsidiary as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.



February 22, 2013

GAM SERVICES INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	1,105,400
Other assets		37,800
Total assets	$	1,143,200

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	26,900
Due to parent company - net		25,700
Total liabilities		52,600
Stockholder's equity:		
Common stock, par value $1 per share. Authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		359,600
Retained earnings		730,900
Total stockholder's equity		1,090,600
Total liabilities and stockholder's equity	$	1,143,200

See accompanying notes to consolidated statetment of financial condition.

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company's business involves the private placement of unregistered funds (the Funds). The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC). The Company is a wholly owned subsidiary of GAM USA Inc. (the Parent) which is owned by GAM Group AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

The Company owns all of the outstanding common stock of GAM Funding Inc. (GAM Funding). GAM Funding is a Delaware corporation which was organized in April 1998.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation and Principles of Consolidation*

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the exclusive reference of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal laws are also sources of authoritative U.S. GAAP for SEC registrants. The ASC superseded all existing non-SEC accounting and reporting standards. The Company's consolidated financial conditions are prepared in accordance with U.S. GAAP, which may require the use of management estimates and assumptions that affect the amounts reported in the consolidated financial conditions and accompanying notes. Actual results could differ from those estimates.

The consolidated financial condition include the accounts of the Company and its wholly owned subsidiary, GAM Funding. All inter-company accounts and transactions have been eliminated in consolidation.

(b) *Cash and Cash Equivalents*

The Company considers money market funds and other short term investments with maturities at acquisition of less than three months to be cash equivalents.

(c) *Income Taxes*

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis

(d) *Fair Value of Financial Instruments*

Financial instruments, which consist of cash and accounts receivable, are reported at their carrying amounts which approximate fair value given the short term nature of these items.

(Continued)

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

On December 31, 2009, the Company adopted Accounting Standards Codification 740-10-25, *Accounting for Uncertainty in Income Taxes* (ASC 740-10-25). ASC 740-10-25 clarifies the accounting for uncertainty in tax positions and prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also requires recognition in the consolidated statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2012, the Company had no uncertain tax positions that ASC 740-10-25 required be recognized or disclosed in the consolidated statement of financial condition. The following is the major tax jurisdiction for the Company and the earliest tax year subject to examination: United States – 2009.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2012, the Company had net capital, as defined, of $592,900 exceeding the requirements by $567,900. The Company's aggregate indebtedness to net capital ratio was .07 to1 at December 31, 2012.

(5) Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with a major financial institution.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties.

The Company earned revenue for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due to parent company-net at December 31, 2012 is an accrued receivable of $130,800 related to these services and a payable of $145,800 representing amounts pursuant to the tax sharing agreement and the expense sharing agreement and a payable of $10,700 from GAM Funding to the Parent.

(Continued)

(7) Subsequent Events

The Company has evaluated subsequent events after the consolidated statement of financial condition date through February 22, 2013, the date on which the consolidated financial statements were issued. On January 22, 2013 the Company declared a cash payment to its Parent of $300,000, of which $250,000 was a dividend and $50,000 was a return of capital. The cash payment was made on January 31, 2013.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
GAM Services Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of GAM Services Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2013